06050655

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 22 2006
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 46494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

NOTARY PUBLIC
DOROTHY SHELLABARGER
STATE OF NEVADA - COUNTY OF CLARK
MY APPOINTMENT EXP. APRIL 12, 2008
No: 04-88392-1

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: West America Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31225 La Baya Drive, Suite 220
(No. and Street)

Westlake Village, (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Kay 818-597-8401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West America Securities Corp., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC
DOROTHY SHELLABARGER
STATE OF NEVADA - COUNTY OF CLARK
MY APPOINTMENT EXP. APRIL 18, 2008
No: 04-88392-1

Robert B Kay
Signature

PRES/CEO
Title

Dorothy Shellabarger
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - SEPTEMBER 30, 2006

WEST AMERICA SECURITIES CORPORATION

31225 LA BAYA DRIVE, SUITE 220

WESTLAKE VILLAGE, CALIFORNIA 91362

CONTENTS

PART I

Report of Independent Auditor 1
Statements of Financial Condition 2
Statement of Operations 3
Statement of Changes in Shareholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6-8

SCHEDULES

Computation of Net Capital Pursuant to
Rule 15c3-1 9-10
Operating Expenses 11-12

PART II

Statement of Internal Control 13-14

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
West America Securities Corporation
Westlake Village, California

I have audited the accompanying statement of financial condition of West America Securities Corporation, as of September 30, 2006 and related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of West America Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of West America Securities Corporation as of September 30, 2006 and the results of its operations, cash flows and changes in shareholders' equity for the year then ended in conformity with the accounting principles accepted in the United States of America.

George Brenner

George Brenner, CPA
Los Angeles, California
November 16, 2006

WEST AMERICA SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash	$ 28
Cash - Clearing Broker	35,000
Commissions Receivable	10,447
Inventory - Long	98,957
Property and Equipment, Net of Depreciation of $109,919	0
Loan Receivable – Officer/Stockholder	2,500
Loan Receivable – Related Company	60,108
TOTAL ASSETS	$207,040

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable	$ 1,153
Bank Loan - Unsecured	49,626
TOTAL LIABILITIES	50,779

SHAREHOLDERS' EQUITY

Common Stock (1,000,000 shares authorized; issued and outstanding 1,000 shares at $1.00 par value)	1,000
Preferred Stock	1,385,172
Paid-in Capital	1,079,513
Accumulated (Deficit)	(2,309,424)
TOTAL SHAREHOLDERS' EQUITY	156,261
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$207,040

See accompanying notes to financial statements

WEST AMERICA SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

NOTE 1 - NATURE OF BUSINESS

West America Securities Corporation (the Company) is a Colorado corporation incorporated November 26, 1991. The Company was approved as a broker-dealer by the Securities and Exchange Commission (SEC) on September 10, 1993 and the National Association of Security Dealers (NASD) on December 14, 1993.

The Company is registered under SEC Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company has a clearing agreement with Emmett Larkin and is a $5,000 broker dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Commission Revenue is recognized on a "Trade Date Basis."

B. Inventory of securities is valued on a "mark to market" basis.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. See page 9 for the computation of net capital.

At September 30, 2006, the Company had a net capital of $66,776 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .76 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 4 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an affiliated company and officer which are advanced funds. The balance advanced as of September 30, 2006 was $60,108 and $2,500 respectively..

NOTE 6 - INCOME TAXES

The Company files its income tax returns on the cash basis. As of September 30, 2006, because of a net operating loss (NOL) carry forward, the Company had no federal income tax liability. The State of California has a minimum $800 state income tax.

At September 30, 2006 there was a federal NOL carry forward of approximately $1,872,000. The Federal tax can be carried over for 20 years; the State for 5 years and only in the amount of one half of the NOL.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8 – <u>OPERATING LEASE</u>

The Company canceled, without penalty, its previous lease and has signed a new lease at a smaller location. The new lease terms are one year terminating September 30, 2006 at a base monthly rental of $2,351 per month.

NOTE 9 – <u>EXEMPTION FROM THE SEC RULE 15C-3</u>

West America Securities Corporation is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; West America Securities Corporation is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K ii.

WEST AMERICA SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
SEPTEMBER 30, 2006

COMPUTATION OF NET CAPITAL		
Total Ownership Equity from Statement of Financial Condition		$ 156,261
Less: Non Allowable Assets Due from Affiliate		(62,608)
NET CAPITAL Before Haircuts		93,653
Haircuts:		
Securities	$14,843	
Undue Concentration	12,034	
		(26,877)
Total Net Capital		66,776
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required 6-2/3 of Total Labilities		$ 3,385
Minimum Dollar Net Capital Required		$ 5,000
Net Capital Required Greater of Above Amounts		$ 5,000
EXCESS CAPITAL		$ 61,776
Excess Net Capital at 1000% (net capital) Less 10% of Aggregate Indebtedness)		$ 61,698
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Liabilities (From Statement of Financial Condition)		$ 50,779
Percentage of Aggregate Indebtedness to Net Capital		76%
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c3-1(d)		N/A

See accompanying notes to financial statements

WEST AMERICA SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1 (Continued)
SEPTEMBER 30, 2006

RECONCILIATION

The following is a reconciliation, as of September 30, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
West America Securities Corporation
Westlake Village, California

My audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The attached schedule of operating expenses for the year ended September 30, 2006 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
November 16, 2006

WEST AMERICA SECURITIES CORPORATION
OPERATING EXPENSE SCHEDULE
FOR THE YEAR ENDING SEPTEMBER 30, 2006

Accounting	$ 3,482
Auto Expenses	16,220
Bank Charges	250
Computer Expenses	3,633
Consulting	61,969
Delivery	2,600
Insurance	10,271
Interest Expense	6,076
NASD Expenses	5,510
Office Expenses	3,647
Office Supplies	2,785
Postage	959
Promotion	54,090
Rent-Office	26,901
SPIC Expenses	150
Staff-Wages	141
Licenses	675
Taxes-Payroll	2,806
Telephone	6,436
Utilities	266
Total Expenses	$208,867

See accompanying notes to financial statements

PART II

WEST AMERICA SECURITIES CORPORATION
STATEMENT OF INTERNAL CONTROL
SEPTEMBER 30, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
West America Securities Corporation
Westlake Village, California

In planning and performing my audit of the financial statements of West America Securities Corporation (the "Company") for the year ended September 30, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
West America Securities Corporation
Westlake Village, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of September 30, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
November 16 2006